SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Bylaws

NOC 000100

Approved and consolidated by the 187th Extraordinary Shareholders Meeting, of October 10, 2013.

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

State Registration: 10.146.326-50

Commercial Registry Number: 41300036535

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

Rua Coronel Dulcídio, 800

Curitiba - Paraná - Brazil

CEP: 80420-170

e-mail: copel@copel.com

Web site: http://www.copel.com

Phone: (55-41) 3322-3535

Fax: (55-41) 3331-4145

Contents

CHAPTER I	NAME, HEAD OFFICE, OBJECTS, AND LIFE TERM	03
CHAPTER II	EQUITY AND SHARES	03
CHAPTER III	MANAGEMENT OF THE COMPANY	05
	Section I	05
	Section II THE BOARD OF DIRECTORS	05
	Section III THE EXECUTIVE BOARD	07
	Section IV COMMON RULES APPLICABLE TO MEMBERS OF THE BOARD OF DIRECTORS AND TO OFFICERS	12
CHAPTER IV	THE FISCAL COUNCIL	12
CHAPTER V	THE SHAREHOLDERS MEETING	12
CHAPTER VI	THE FINANCIAL YEAR	13
CHAPTER VII	GENERAL AND TRANSITIONAL PROVISIONS	14

Appendixes:
	I AMENDMENTS TO THE BYLAWS	15
	II CHANGES IN THE CAPITAL STOCK	16
	III STATE LEGISLATION (LAWS 1,384/53, 7,227/79 and 11,740/97)	19
	IV STATE LEGISLATION (DECREE No. 14,947/54)	20
	V FEDERAL LEGISLATION (DECREE No. 37,399/55)	21

SM	Shareholders’ Meeting
ASM	Annual Shareholders’ Meeting
ESM	Extraordinary Shareholders’ Meeting
C.R.S.P	Commercial Registry of the State of Paraná
ONS PR	Official Newspaper of the State of Paraná
ONU	Official Newspaper of the Union
All-numeral date expressions are in the month-day-year format, e.g., 10.03.1960: October 3, 1960.

Note:  the original text was filed at the Commercial Registry of the State of Paraná - C.R.S.P. under number 17,340, on June 16, 1955 and published in the Official Newspaper of the State of Paraná - ONS PR of June 25, 1955.

Chapter I -  Name, Head Office, Objects, and Life Term

Article 1     Companhia Paranaense de Energia, abbreviated Copel, is a mixed-capital company, publicly held ("open company"), with the following objects:

a) researching and studying, technically and economically, any sources of energy, providing solutions for a sustainable development;

b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

d) providing information and technical assistance concerning the rational use of energy by business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State;

e) implementing electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in “b” and “c” above authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.

Paragraph 1     The Company shall be governed by these Bylaws and the applicable law.

Paragraph 2     For the performance of the activities referred to in this article, the Company may participate in other concerns, in compliance with the applicable laws.

Paragraph 3     With the admission of the Company in the special listing segment of BM&FBOVESPA - Stock Exchange, Commodities and Futures ("BM&FBOVESPA”), called Level 1 of Corporate Governance, the Company, its shareholders, managers and members of the Fiscal Council are subjected to the provisions on the Regulation of Level 1 Listing ("Regulation of Level 1”).

Article 2    The Company has its head office and domicile in the city of Curitiba, at Rua Coronel Dulcídio no. 800, and it may, upon decision by the Executive Board, open or close branches, agencies or offices in that city or wherever required, either within the national territory or abroad.

Article 3    The Company is incorporated for an unlimited period of time.

Chapter II - Equity and Shares

Article 4   Underwritten paid up capital is R$ 6,910,000,000.00 (six billion, nine hundred and ten million reais) represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-

               five) preferred shares, of which 381,702 (three hundred and eighty-one thousand, seven hundred and two) shares are Class “A” shares and 128,242,593 (one hundred and twenty-eight million, two hundred and forty two thousand, five hundred and ninety-three) shares are Class “B” shares.

Paragraph 1      Upon approval by the Board of Directors, the capital stock may be increased, irrespective of any amendment to the Bylaws, up to the limit of 500,000,000 (five hundred million) shares.

Paragraph 2      The capital stock may be increased upon issuance of class “B” preferred shares, regardless of any proportional relation to the existing share classes or ordinary shares, up to the limit provided for in Law no. 6,404/76, paragraph 2, article 15.

Paragraph 3      The Company may issue shares, underwriting bonuses, debentures, or any other securities, up to the limit of the authorized capital stock, without right of first refusal, as provided for in Law no. 6,404/76 (article 172).

Paragraph 4      Debentures may be simple or convertible into shares, pursuant to article 57 of Law no. 6,404/76.

Article 5    All the shares shall be registered.

Article 6    The preferred shares shall be of classes “A” and “B” and shall carry no voting rights.

Paragraph 1      The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten per cent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year.

Paragraph 2      The class “B” preferred shares shall have priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of, at least, 25% of the net profit duly adjusted, as provided for in article 202 and its paragraphs of Law no. 6,404/76, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous fiscal year.

Paragraph 3      The dividends awarded pursuant to paragraph 2 to class “B” preferred shares shall have priority of distribution only in relation to ordinary shares and shall be paid from the remaining profits after the dividends of the class “A” preferred shares have been distributed.

Paragraph 4      The dividends to be paid per preferred share, independently of its class, shall be at least 10% (ten per cent) higher than the dividends to be paid per common shares, as defined in sub-section II of paragraph 1 of article 17 of Law no. 6404/76, with the amendments introduced by Law no. 10303, of October 31, 2001.

Paragraph 5      The  preferred shares shall acquire voting rights if, for 3 (three) consecutive fiscal years, those shares are not granted the minimum dividends to which they are entitled, as set forth in paragraphs 1, 2 and 3 of this article, as defined in paragraph 4.

Article 7    The Company may issue multiple share certificates and certificates which temporarily represent them. At the option of the shareholder, individual share certificates may be replaced by multiple share certificates and the latter may be converted into the former at any time, provided the expenses incurred are paid by whoever requests the conversion.

Paragraph 1      The class “A” preferred shares may be converted into class “B” preferred shares, the conversion of the latter into the former not being permitted. No conversion of preferred shares into ordinary shares shall be permitted, and vice versa.

Paragraph 2      Upon approval by the Board of Directors, the Company may implement a book share system and such shares shall be kept in deposit accounts at an authorized financial institution.

Paragraph 3      Upon approval by the Board of Directors, the Company may purchase its own shares, in compliance with the rules set down by the Securities Commission ("CVM").

Article 8    At the Annual Shareholders Meeting each ordinary share shall carry the right to one vote.

Chapter III - Management of the Company

Section I

Article 9       The management of the Company shall be entrusted to the Board of Directors and to the Executive Board.

Article 10     The Company representation shall be vested exclusively in the Executive Board.

Section II - The Board of Directors

Article 11  The Board of Directors shall consist of seven or nine members, Brazilians, shareholders, all residing in the country, and elected at an Annual Shareholders Meeting. Two State secretaries and the Chief Executive Officer of the Company may be members of the Board of Directors.

Paragraph 1    A Company employee appointed by his or her peers shall necessarily be a member of the Board of Directors in compliance with applicable State legislation.

Paragraph 2    The unified term of office of the members of the Board of Directors shall be of two years, reelection being permitted. .

Paragraph 3    The Audit Committee of the Company shall be composed of a minimum of three members of the Board of Directors and shall be ruled by a specific set of regulations.

Article 12   The chairman of the Board of Directors shall be appointed by the controlling shareholder. Should his or her absence or any impediment occur, he or she shall be replaced by a Board member appointed by his or her peers.

Article 13   In the event of a resignation or vacancy in a position of the Board of Directors, a replacement shall be appointed by the remaining Board members and shall serve until a Shareholders Meeting is held to fill the vacant position.

Article 14  The Board of Directors shall hold an ordinary meeting once every three months. Extraordinary meetings shall be convened whenever necessary. Both ordinary and extraordinary meetings shall be called by the Board Chairman by letter, telegram, fax or e-mail, with a minimum 72-hour notice. The Board of Directors shall operate with the presence of simple majority of its members.

Article 15  The Board of Directors shall:

I      lay down the overall strategy for the Company business;

II     elect, discharge, accept resignations, and replace Company officers, as well as prescribe their duties, in accordance with the provisions in these Bylaws;

III    oversee the officers' performance, examine books, documents, and obligations of the Company in compliance with the law;

IV    call Shareholders’ Meetings, either by its chairman or the executive secretary;

V     manage, approve and revise the annual internal auditing work plans for the Company’s business and management processes;

VI    give its opinion on the reports of the management and on the accounts rendered by the Executive Board;

VII   authorize any issue of shares and approve any new share subscription, as provided for in article 4, paragraph 2 of these Bylaws, as well as set forth all the requirements for the issue;

VIII  set down criteria for the transfer and/or loan for use of permanent assets, the creation of charges in rem and guarantees for liabilities whenever the amount of the operation exceeds two per cent of the Company’s net worth. A report issued by the Executive Board shall be presented to the Board of Directors whenever the amount of these operations reaches five per cent, as defined in article 20, item IX, of these Bylaws;

IX    select and discharge independent auditors;

X     deliberate on other affairs submitted to them by the Executive Board or required by the Shareholders’ Meeting;

XI    set down criteria for the Company's participation as a shareholder in other companies, that participation being submitted to the Shareholders' Meeting whenever required, as well as regulate the issues concerning such participation;

XII   deliberate on the framework of companies in which the Company holds shares;

XIII  deliberate on the termination of the Company's participation as a shareholder in other companies;

XIV  organize secretary services necessary to support its activities, which will also cooperate with the Fiscal Committee, upon its request, and by its Chairman, indicate and require company’s employees to take charge of such services.

Sole paragraph        The minutes of the Board of Directors’ meetings containing resolutions intended to affect third parties shall be filed at the Commercial Registry and published afterwards.

Article 16  It is incumbent upon the chairman of the Board of Directors to grant leave of absence to its members, to preside over meetings, to set work directives, and to hold the casting vote, besides his or her own. The chairman's leaves of absence shall be granted by the Board.

Section III - The executive Board

Article 17  The Company shall have an Executive Board with executive duties and it shall be composed of five members, who may or may not be shareholders, all residing in the country, Brazilians or a majority of Brazilians, who shall be elected by the Board of Directors for a three-year term, reelection being permitted, as follows: a Chief Executive Officer; a Chief Business Management Officer; a Chief Financial and Investor Relations Officer; a Chief Institutional Relations Officer; and a Chief Business Development Officer.

Article 18  In case of temporary impediment or leave of absence of any officer, the Chief Executive Officer may appoint another officer to replace him or her.

Article 19  Should decease, resignation, or permanent impediment of any officer occur, the Board of Directors shall elect within thirty days after the event a replacement who shall serve for the remainder of the term of office. The Executive Board may appoint a temporary replacement until the election is held. Nevertheless, the election may be dispensed with if the vacancy occurs in a year in which the Executive Board’s term of office should expire.

Article 20  The duties of the Executive Board are prescribed as follows:

I      managing all Company businesses, in order to pursue sustainable development, vested in the powers granted to them by the law and by these Bylaws. The Company shall be bound by the joint signature of two officers, one of which shall be the chief executive officer;

II     setting down regulations for the internal operations of the Company;

III    resolving on policies concerning the operations and businesses of the Company, after consultation to the Board of Directors, if necessary;

IV    deliberating on the creation and extinction of offices or jobs, as well as establishing wages and setting out the Company’s personnel regulations;

V     sharing and investing profit ascertained in compliance with these Bylaws;

VI    carrying out the Company’s Bylaws and directives put forth by the Shareholders’ Meeting and by the Board of Directors;

VII   deliberating on all extraordinary matters and on clashes of interests among the company’s chief offices;

VIII- deciding on all corporate businesses that are not subject to approval by the Shareholders’ Meeting or by the Board of Directors;

IX    advising the Board of Directors on acquisition of properties, transfer and loan for use of Company's assets, creation of charges in rem, or guarantees for liabilities in operations exceeding two per cent of the Company’s net worth; deliberating on those which are under that limit; and issuing a report to the Board of Directors and the Fiscal Committee whenever the amount of such operations reaches five per cent;

X     being represented at the Annual Shareholders’ Meeting by its Chief Executive Officer or another officer appointed by the former;

XI    granting leave of absence to its members;

XII   negotiating and signing management documents with companies referred to in paragraph 6 of this article;

XIII  appointing executive officers and fiscal committee members of the companies referred to in paragraph 6 and in any other companies in which the Company or its wholly-owned subsidiaries may hold or come to hold a stake;

XIV  deliberating on the Company's participation in new undertakings, bids and on the exploration of energy in any of its forms, and submitting the matters for approval of the Board of Directors as found necessary according to the provisions established in article 15, item XII of these Bylaws; and

XV   advancing measures aimed at integration and synergy among the different areas of the Company and its wholly-owned subsidiaries.

Paragraph 1    The duties referred to in articles 21 to 26 of these Bylaws may be expanded by the Board of Directors, by the Chief Executive Officer of the Company, or by rules passed at a meeting of the Executive Board.

Paragraph 2    Each officer may represent the Company by signing agreements, granting loans for use, renting and purchasing goods and services, provided that such acts are in compliance with internal regulations approved by the Executive Board. For the performance of those acts, the Company may appoint delegates from its staff.

Paragraph 3    The Company may appoint attorneys with clearly defined powers for specific acts and operations, and also attorneys "ad negotia" to sign any documents of corporate responsibility, provided the period of their appointment is specified in the document of appointment.

Paragraph 4    Notwithstanding the provisions in article 21, item III, of these Bylaws, the Company may also be represented in court by personal deposition of a lawyer or by an employee appointed by the Chief Executive Officer.

Paragraph 5    The resolutions of the Executive Board shall be passed by a majority of votes of the chief officers. Should the Chief Executive Officer dissent from any decision, he or she may stay the effects of such decision and call a meeting of the Board of Directors within five days to rule on the matter.

Paragraph 6     Activities related to the creation of products and services, in connection with the objects of the Company and under the Executive Board responsibility, shall be performed by companies in which Copel holds a stake, their duties being:

a) planning, organizing, coordinating, commanding and controlling the Company’s business under their responsibility;

b) meeting technical, marketing and return targets agreed upon with the Executive Board through the use of management tools;

c)abiding by the Company’s policies, mainly those governing internal corporate management and technical, financial and accounting procedures, as well as by the requirements set forth in the related management documents.

Paragraph 7    The Board of Officers of the wholly-owned subsidiaries shall consist of three members, necessarily the Chief Executive Officer of the respective subsidiary company and one chief officer of Copel.

Paragraph 8    It is incumbent upon Copel’s Chief Financial and Investor Relations Officer to perform the duties of Chief Financial Officer for the wholly-owned subsidiaries.

Article 21  The Chief Executive Officer shall be responsible for:

I      directing and coordinating the work of the executive officers;

II     overseeing and running all the Company’s businesses;

III    representing the Company either as plaintiff or defendant in a court of law or wherever it might be required, and in its relations with third parties. For the performance of such acts attorneys or delegates may be appointed;

IV    signing all documents which entail corporate liabilities in accordance with the provisions of article 20, I, and paragraph 2;

V     submitting the annual report on the Company's activities to the Annual Shareholders’ Meeting accompanied by the opinion of the Board of Directors;

VI    carrying out the functions of Executive Secretary of the Board of Directors;

VII   managing and coordinating matters related to:

a) the integrated corporate planning and management of the corporate performance,

b) internal audit, and

c) corporate governance of the Company and its wholly-owned subsidiaries, and the recording of corporate events and official communications of the chief officers of the Company and those of its wholly-owned subsidiaries.

VIII  setting policies and guidelines, and coordinating matters related to corporate marketing and communication of the Company and its wholly-owned subsidiaries.

Article 22  The Chief Business Management Officer shall be responsible for:

I   setting policies and guidelines, enforcing them in the Company and in its wholly-owned subsidiaries, in connection with:

a) people management, as regards staff provision, human resources management, plan for jobs and careers, compensation and benefits, occupational medicine, workplace safety, social work, professional training and development, labor and union relations;

b) service and supply logistics;

c) corporate security; and

d)information technology.

II  promoting and coordinating relations between Copel and Fundação Copel.

Article 23 The Chief Financial and Investor Relations shall be responsible for:

I      managing and coordinating matters related to economic, financial, taxation, accounting and budgeting management, to asset insurance and applications and investments in the financial market, for the Company and its wholly-owned subsidiaries;

II     representing the Company in its relations with the Comissão de Valores Mobiliários - CVM and the Securities and Exchange Commission - SEC, shareholders, investors, stock exchanges, the Central Bank of Brazil and other agencies or entities operating in the domestic and international capital markets;

III    defining the economic and financial policies as to govern acquisition and participation of the Company and its wholly-owned subsidiaries in businesses of their interest;

IV    providing the financial resources required for the operations and expansion of the Company and its wholly-owned subsidiaries;

V     managing and coordinating the economic controllership of businesses and holdings of the Company and its wholly-owned subsidiaries, and managing corporate risks; and

VI    submitting to the Executive Board demands for funding of the wholly-owned subsidiaries, other businesses, joint ventures and holdings of the Company and its wholly-owned subsidiaries.

Article 24  The Chief Institutional Relations Officer shall be responsible for:

I      managing and coordinating the political and institutional relations of the Company and its wholly-owned subsidiaries with government and private bodies;

II     defining and coordinating policies and guidelines for the Company, its wholly-owned subsidiaries and other of its holdings as regards the enforcement and development of strategies concerning corporate regulatory matters, as well as carrying out their correlating activities;

III    coordinating the ombudsman affairs;

IV    defining and coordinating policies and guidelines concerning legal assistance and protection of the interests of the Company and its wholly-owned subsidiaries;

V     providing legal assistance and protection to the interests of the Company and its wholly-owned subsidiaries as regards corporate, labour, tax and administrative law, the latter only in matters to be submitted to the senior management of the Company or in those serving as support to their decision making;

VI    defining and coordinating policies ans guidelines concerning social, environmental and corporate citizenship matters of the Company and its wholly-owned subsidiaries; and

VII   managing and coordinating matters concerning sustainability and social responsibility of the Company and its wholly-owned subsidiaries.

Article 25  The Chief Business Development Officer shall be responsible for:

I      managing and coordinating the prospecting of businesses in fields related to the Company’s objects, in alignment with its strategoc planning;

II     managing and coordinating the execution of technical, economic and financial, legal, regulatory, landholding, social and environmental feasibility assessments of the businesses referred to in the preceding item;

III    managing and coordinating negotiations and structuring of partnerships required by the development of businesses, as well as their respective contract negotiation and corporate documents;

IV    coordinating the Company’s participation in businesses auctions;

V     managing assessments concerning the expansion planning of the power segment for generation and distribution;

VI    submitting to the Executive Board matters related to the exercise of preemptive right in companies or joint ventures in which the Company and its wholly-owned subsidiaries hold interest;

VII   defining policies and guidelines concerning research, development and innovation (R&D+I) for all businesses of the Company and its wholly-owned subsidiaries, in strict alignment with the strategic planning;

VIII  coordinating assessments and submitting to the Executive Board transferrings of interest holdings of the Company and its wholly-owned subsidiaries, all in the light of laws and regulations in force;

IX    coordinating, as regards the Company and its wholly-owned subsidiaries, negotiations related to incorporation, amendments and corporate documentation of controlled and related undertakings, as well as of joint ventures, in which the Company and its wholly-owned subsidiaries hold interest;

X     monitoring and overseeing management and performance of controlled and related undertakings of the Company and its wholly-owned subsidiaries, in accordance with sound corporate governance criteria, and assuring that their business plans are fulfilled as set forth in these Bylaws; and

XI    coordinating assessments and submitting to the Executive Board voting declarations for Shareholders Meetings of companies and joint ventures in which the Company and its wholly-owned subsidiaries hold interest.

Article 26  The Chief Assistant Officer shall be responsible for performing the duties specifically assigned to him or her according to these Bylaws.

Section IV -  Common Rules Applicable to Members of the Board of Directors and to Officers

Article 27  The senior managers shall submit a statement of private property at the beginning and at the end of their term of office in compliance with the law.

Article 28  The compensation of the senior managers shall be established annually by the Annual Shareholders’ Meeting and may be changed upon decision by an Extraordinary Shareholders’ Meeting.

Article 29   The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be accumulated by the same person.

Article 30  Members of the Board of Directors and the Executive Board will take their respective positions by signing the "Term of Office", in book, and "Term of Consent of the Directors” referred to in the "Regulation of Level 1” of the BM&FBOVESPA .

Chapter IV - The Fiscal Council

Article 31  The Company shall have a Fiscal Council composed of five members and five alternates, who may or may not be shareholders, elected annually at the Shareholders’ Meeting.

Article 32  The Fiscal Council shall operate permanently and shall meet whenever called by its Chairman.

Sole paragraph:The Chairman of the Fiscal Council shall be elected by his peers.

Article 33   The compensation of the Fiscal Council members shall be established at the Shareholders’ Meeting which elects them, provided the legal minimum required is met.

Article 34  The Fiscal Council shall operate in compliance with the obligations and functions, duties and responsibilities provided for in the law.

Chapter V - The Shareholders’ Meeting

Article 35  The Shareholders’ Meeting shall be composed of the shareholders duly called with observance of the required legal quorum, who shall sign the Attendance Book, all in compliance with further provisions in the law.

Article 36  The Annual Shareholders’ Meeting shall be held every year during the first four months at a place, day and time previously set in accordance with legal provisions. Extraordinary Shareholders’ Meetings may be called whenever necessary.

Sole paragraph: The Shareholders’ Meeting shall be opened by the Chairman of the Board of Directors or, in case of his or her absence or impediment, by another Board member, and presided over by the Chief Executive Officer of the Company, or by a shareholder appointed at that time by his or her peers. The Chairman of the Meeting shall select from those present one or two shareholders to compose the Meeting board and act as secretaries.

Article 37  A shareholder may be represented by an attorney who meets the legal requirements.

Article 38  The minimum notice for a Shareholders’ Meeting shall be thirty days. Should there be no quorum for its opening, there shall be a second calling at least eight days prior to the meeting, pursuant to notice in the press. The agenda for the meeting shall be made available to the shareholders on the date of its calling.

Article 39  The quorum required for the installation and passing of resolutions at Shareholders’ Meetings shall be the one established by the current legislation.

Chapter VI - The Financial Year

Article 40  Every year, on December 31, the Company shall close its financial year and, by then, the Annual Balance sheet and other financial statements required by law shall be prepared. As to the proceeds, the following rules shall be observed:

I      before any sharing, the accrued losses and provision for income tax shall be deducted from the gross profit ascertained during the year;

II     five percent of the net profit ascertained during the year shall be used to form the Legal Reserve, which may not exceed twenty percent of the share capital;

III    the interest upon works in progress resulting from investments made by the use of the Company's own capital may be entered as a special reserve;

IV    other reserves may be formed by the Company according to legal provisions and up to the limits established by law.

Paragraph 1    The shareholders are entitled to receive every year, under a mandatory distribution of dividends, at least twenty-five percent of the net profit duly adjusted, as provided for in article 202 and its paragraphs, of Law No. 6,404/76, and determined as set forth in article 6 and its paragraphs, of these Bylaws.

Paragraph 2    The distribution of dividends shall not be mandatory in a financial year in which the management bodies notify the Annual Shareholders’ Meeting that its payment would be incompatible with the financial circumstances of the Company, regardful of the Audit Committee's opinion.

Paragraph 3    The profits that are not distributed by virtue of the provisions of paragraph 2 shall be attributed to a special reserve and, if they are not absorbed by losses in subsequent financial years, they shall be paid as soon as the financial standing of the Company permits such payment.

Paragraph 4    Every year, by April 30 and in compliance with the current legislation, the management bodies' statements relating to the preceding financial year shall be submitted to the State's Audit Court.

Article 41  The Company may prepare balance sheets with respect to the first six months of a fiscal year and the management bodies may advance the distribution of interim dividends "ad referendum" of the Shareholders’ Meeting.

Chapter VII - General and Transitional Provisions

Article 42  The dissolution and liquidation of the Company shall be carried out according to resolutions passed at a Shareholders’ Meeting and in compliance with the provisions in the law.

Article 43  In the event of stockholders withdrawing from participation in the corporation or the Company ceasing to go public, the amount payable to stockholders that have the right of withdrawal, as set in the law, as a reimbursement for their shares, shall correspond to their economic value, to be defined according to the valuation procedures of Law no. 6,404/76, whenever the mentioned amount is inferior to its equity value.

Article 44  The duties of the Chief Business Development Officer, referred to in items IX, X and XI of article 25 in these Bylaws, shall be assigned to a wholly-owned subsidiary eventually incorporated with the object of holding interest in controlled companies, related undertakings and joint ventures.

Amendments to the Corporate Bylaws

The original text of COPEL Bylaws has undergone several amendments. Its first filing at the Commercial Registry of the State of Paraná took place under No. 17,340 on June 16, 1955, having been published in the Official Newspaper of the State of Paraná on June 25, 1955. References on those amendments are listed hereunder.

Minutes of SM of	Commercial Registry File No. date		Published in the ONS – PR on
09.09.1969	83.759	10.01.1969	10.08.1969
08.21.1970	88.256	09.04.1970	09.14.1970
10.22.1970	88.878	11.05.1970	11.16.1970
04.28.1972	95.513	05.24.1972	05.30.1972
04.30.1973	101.449	08.15.1973	08.28.1973
05.06.1974	104.755	05.21.1974	06.05.1974
12.27.1974	108.364	02.07.1975	02.21.1975
04.30.1975	110.111	06.03.1975	06.18.1975
03.26.1975	114.535	04.29.1976	05.10.1976
02.15.1978	123.530	02.28.1978	03.08.1978
08.14.1979	130.981	11.09.1979	11.20.1979
02.26.1980	132.253	03.25.1980	04.16.1980
10.30.1981	139.832	12.01.1981	12.18.1981
05.02.1983	146.251	05.31.1983	06.14.1983
05.23.1984	150.596	07.26.1984	08.28.1984
12.17.1984	160.881	01.17.1985	02.11.1985
06.11.1985	162.212	07.01.1985	07.18.1985
01.12.1987	166.674	02.13.1987	02.26.1987
03.18.1987	166.903	04.07.1987	05.08.1987
06.19.1987	167.914	07.02.1987	07.14.1987
02.22.1994	18444,7	02.28.1994	03.17.1994
08.22.1994	309,0	09.20.1994	10.06.1994
02.15.1996	960275860	02.27.1996	03.06.1996
10.18.1996	961839597	10.29.1996	11.06.1996
07.10.1997	971614148	07.18.1997	07.22.1997
03.12.1998	980428793	04.01.1998	04.07.1998
04.30.1998	981597050	05.06.1998	05.12.1998
05.25.1998	981780954	05.28.1998	06.02.1998
01.26.1999	990171175	02.05.1999	02.11.1999
03.25.1999	990646483	04.14.1999	04.23.1999
03.27.2000	000633666	03.30.2000	04.07.2000
08.07.2001	20011994770	08.14.2001	08.27.2001
12.26.2002	20030096413	01.29.2003	02.10.2003
02.19.2004	20040836223	03.08.2004	03.19.2004
06.17.2005	20052144879	06.23.2005	07.05.2005
01. 11.2006	20060050632	01.20.2006	01.25.2006
08.24.2006	20063253062	08.30.2006	09.11.2006
07.02.2007	20072743441	07.04.2007	07.27.2007
04.18.2008	20081683790	04.25.2008	05.27.2008
03.13.2009	20091201500	13.03.2009	31.03.2009
07.08.2010	20106612077	20.07.2010	04.05.2010
28.04.2011	20111122929	10.05.2011	07.06.2011
26.04.2012	20123192609	09.05.2012	15.05.2012

Changes In The Capital Stock (Article 4)

Initial capital stock, on 03.28.1955: Cr$ 800,000,000.00

SM of	NEW CAPITAL - Cr$	C.R.S.P FILE NO. DATE	MINUTES in ONS PR of
10.01.1960	1,400,000,000.00	26.350 - 10.13.1960	10.14.1960
04.16.1962	4,200,000,000.00	31.036 - 05.03.1962	05.26.1962
11.11.1963	8,000,000,000.00	37.291 - 11.28.1963	12.02.1963
10.13.1964	16,000,000,000.00	50.478 - 10.23.1964	10.31.1964
09.24.1965	20,829,538,000.00	65.280 - 10.15.1965	10.18.1965
10.29.1965	40,000,000,000.00	65.528 - 11.12.1965	11.18.1965
09.20.1966	70,000,000,000.00	70.003 - 10.11.1966	10.18.1966[3]
	NCr$
10.31.1967	125,000,000.00	74.817 - 12.01.1967	12.07.1967
06.17.1968	138,660,523.00	77.455 - 06.27.1968	07.13.1968
11.27.1968	180,000,000.00	79.509 - 12.10.1968	12.20.1968
06.06.1969	210,000,000.00	82.397 - 07.11.1969	08.05.1969
10.13.1969	300,000,000.00	84.131 - 10.30.1969	11.03.1969
12.03.1969	300,005,632.00	84.552 - 12.16.1969	12.30.1969
04.06.1970	332,111,886.00	86.263 - 05.14.1970	06.09.1970
	Cr$
11.24.1970	425,000,000.00	89.182 - 12.11.1970	12.18.1970
12.18.1970	500,178,028.00	89.606 - 02.04.1971	02.17.1971
07.31.1972	866,000,000.00	97.374 - 09.21.1972	10.04.1972
04.30.1973[4]	867,934,700.00	101.449 - 08.15.1973	08.28.1973
08.31.1973	877,000,000.00	102.508 - 11.09.1973	11.21.1973
10.30.1973[5]	1,023,000,000.00	103.387 - 01.25.1974	02.11.1974
05.30.1974	1,023,000,010.00	105.402 - 06.21.1974	06.27.1974
12.27.1974	1,300,000,000.00	108.364 - 02.07.1975	02.21.1975
04.30.1975	1,302,795,500.00	110.111 - 06.13.1975	06.18.1975
12.22.1975	1,600,000,000.00	113.204 - 01.15.1976	02.13.1976
03.26.1976	1,609,502,248.00	114.535 - 04.29.1976	05.10.1976
12.17.1976	2,100,000,000.00	118.441 - 01.14.1977	02.04.1977
08.29.1977	3,000,000,000.00	122.059 - 10.14.1977	10.25.1977
11.16.1977	3,330,000,000.00	122.721 - 12.13.1977	01.12.1978
04.28.1978	3,371,203,080.00	125.237 - 07.06.1978	07.20.1978
12.14.1978	4,500,000,000.00	127.671 - 01.19.1979	03.06.1979
03.05.1979	5,656,487,659.00	128.568 - 05.04.1979	05.17.1979
04.30.1979	5,701,671,254.00	129.780 - 07.24.1979	08.14.1979
09.24.1979	8,000,000,000.00	130.933 - 11.05.1979	11.23.1979

3 Rectified by ONS PR on June 5, 1967

4 Ratified by ESM on August 7, 1973, published in ONS PR on August 23, 1973

5 Ratified by ESM on December 21, 1973, published in ONS PR on February 1, 1974 Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - Cr$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
03.27.1980	10,660,296,621.00	133.273 - 06.17.1980	06.27.1980
04.29.1980	10,729,574,412.00	133.451 - 06.27.1980	07.16.1980
10.16.1980	11,600,000,000.00	135.337 - 12.02.1980	01.20.1981
04.30.1981	20,000,000,000.00	137.187 - 05.19.1981	05.29.1981
10.30.1981	20,032,016,471.00	139.832 - 12.01.1981	12.18.1981
04.30.1982	37,073,740,000.00	141.852 - 06.01.1982	06.17.1982
10.29.1982	39,342,000,000.00	144.227 - 12.14.1982	12.29.1982
03.14.1983	75,516,075,768.00	145.422 - 04.12.1983	05.10.1983
05.02.1983	80,867,000,000.00	146.251 - 05.31.1983	06.14.1983
09.01.1983	83,198,000,000.00	148.265 - 10.25.1983	12.09.1983
04.10.1984	205,139,191,167.00	150.217 - 06.15.1984	07.17.1984
04.10.1984	215,182,000,000.00	150.217 - 06.15.1984	07.17.1984
10.05.1984	220,467,480,000	160.412 - 11.08.1984	11.27.1984
03.25.1985	672,870,475,837	161.756 - 05.21.1985	06.11.1985
03.25.1985	698,633,200,000	161.756 - 05.21.1985	06.11.1985
09.18.1985	719,093,107,000	163.280 - 11.14.1985	11.27.1985
	Cz$
04.25.1986	2,421,432,629.00	164.815 - 06.11.1986	06.30.1986
10.23.1986	2,472,080,064.00	166.138 - 11.06.1986	11.14.1986
03.18.1987	4,038,049,401.49	166.903 - 04.07.1987	05.08.1987
03.18.1987	4,516,311,449.87	166.903 - 04.07.1987	05.08.1987
09.18.1987	4,682,539,091.91	168.598 - 10.06.1987	10.16.1987
04.14.1988	18,772,211,552.10	170.034 - 05.06.1988	05.25.1988[6]
04.14.1988	19,335,359,578.00	170.034 - 05.06.1988	05.25.1988
06.14.1988	19,646,159,544.00	170.727 - 07.11.1988	07.20.1988
04.25.1989	174,443,702,532.00	172.902 - 05.26.1989	07.06.1989
	NCz$
04.25.1989	182,848,503.53	172.902 - 05.26.1989	07.06.1989
06.26.1989	184,240,565.60	17.337,4 - 07.12.1989	07.21.1989
	Cr$
03.30.1990	2,902,464,247.10	175.349 - 05.02.1990	05.09.1990
03.30.1990	3,113,825,643.60	175.349 - 05.02.1990	05.09.1990
05.25.1990	3,126,790,072.52	176.016 - 07.10.1990	08.09.1990
03.25.1991	28,224,866,486.42	17.780,9 - 04.26.1991	05.23.1991
03.25.1991	30,490,956,176.38	17.780,9 - 04.26.1991	05.23.1991
05.23.1991	30,710,162,747.26	17.833,7 - 06.18.1991	06.27.1991
04.28.1992	337,561,908,212.47	18.061,7 - 06.08.1992	07.06.1992
04.28.1992	367,257,139,084.96	18.061,7 - 06.08.1992	07.06.1992
06.25.1992	369,418,108,461.33	18.089,9 - 07.09.1992	07.17.1992
04.01.1993	4,523,333,257,454.10	18.255,3 - 04.29.1993	05.20.1993
04.01.1993	4,814,158,615,553.95	18.255,3 - 04.29.1993	05.20.1993
06.15.1993	4,928,475,489,940.95[7]	18.313,9 - 07.13.1993	08.24.1993

6 Rectification in ONS No. 2780 of May 27, 1988

7 Due to Provisional Executive Act No. 336, dated July 28, 1993, which changed the national currency, as of August 1, 1993, the company capital is registered in "cruzeiros reais" (CR$ 4,928,475,475.41 as of the last date)

Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - CR$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
04.26.1994	122,158,200,809.21[8]	18.478,1 - 05.10.1994	06.08.1994

	R$
04.25.1995	446,545,229.15	9,5069647,1 - 05.18.1995	06.19.1995
04.23.1996.	546,847,990.88	960710000 - 05.07.1996	05.15.1996
07.29.1997	1,087,959,086.88[9]	971614130 - 07.30.1997	08.01.1997
08.07.1997	1,169,125,740.56[9]	971761671 - 08.12.1997	08.15.1997
03.12.1998	1,225,351,436.59	980428793 - 04.01.1998	04.07.1998
03.25.1999	1,620,246,833.38	990646483 - 04.14.1999	04.23.1999
12.26.2002	2,900,000,000.00	20030096413 - 01.29.2003	02.10.2003
04.29.2004	3,480,000,000.00	20041866290 - 06.07.2004	06.18.2004
04.27.2006	3,875,000,000.00	20061227897 – 05.09.2006	05.24.2006
04.27.2007	4,460,000,000.00	20071761462 – 05.15.2007	05.29.2007
27.04.2010	6.910.000.000,00	20105343960 - 06.05.2010	13.05.2010

8 Due to Provisional Executive Act No. 542, dated June 30, 1994, which changed the national currency, as of July 1, 1994, the capital is entered in "reals" (R$ 44,421,146.54 as of last date)

9 Change in the capital stock authorized by the Board of Directors

Law No. 1,384/53

ABRIDGEMENT:    This law institutes the Electrification Fund and
provides for further measures.

(...)

Article 9 - It is incumbent upon the Executive Power in the State the incorporation of mixed-capital companies for the construction and exploitation of electric power generating plants, as well as the participation in them.

Sole Paragraph*: The company incorporated in compliance with the provisions in this article may also, by itself, through other public concessionaires in which it already holds shares, or concerns in which it may participate, provided the government is the major shareholder in any of them, pursue the objects of:

(a)   researching and studying, technically and economically, any sources of energy;

(b)  researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

(c)   studying, planning, designing, constructing, and operating dams and their reservoirs, as well as further undertakings for the multiple uses of water resources;

(d)   providing information and technical assistance services regarding the rational use of energy by business undertakings for implementing and developing economic activities deemed relevant to the development of the State.

(e)**  implementing electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in “b” and “c” above authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.

(...)

Curitiba, November 10, 1953

BENTO MUNHOZ DA ROCHA NETO

Eugênio José de Souza

Rivadávia B. Vargas

* Sole Paragraph appended by Law 7,227 of October 22, 1979, published in the first page of the Official Newspaper of the State of Paraná No. 661 of October 24, 1979.

** Item “e” appended by Law 11,740 of June 19, 1997, published in the first page of the Official Newspaper of the State of Paraná no. 5,027 of June 19,1997.

Decree No. 14,947/54*

ABRIDGEMENT:    This decree rules on the incorporation of Companhia
Paranaense de Energia Elétrica - COPEL, and provides for further measures.

The Governor of the State of Paraná using the powers granted to him, and under the authorization provided for in law No. 1384, of November 10, 1953, hereby decrees:

Article 1 - Companhia Paranaense de Energia Elétrica is incorporated with the object of planning, constructing, and exploiting systems of production, transmission, transformation, distribution, and sale of electric power and related services by itself or by means of concerns which it may organize, or in which it may participate.

Article 2 - The capital stock of the company shall be Cr$ 800,000,000.00 (eight hundred million cruzeiros~~) of which up to 40% may be represented by preferred shares with no voting rights.~~ (Repealed as Decree No 3309 of 25 July 1997, published in ONS PR No 5053 of 25.07.1997.)

Article 3 - The State shall subscribe at least 60% of the share capital.

Article 4 - The State shall dispose of funds ascertained from the Electrification Fund, created by Law No. 1.384 of November 10, 1953, in order to pay up share capital. It may also incorporate into the company's property the total or part of the fixed assets and other assets used for production, transmission, and distribution of electric power under State control.

Article 5 - The corporation shall be ruled by the Bylaws approved in the act of its incorporation.

Article 6 - On behalf of the State, the Governor shall name his representative to perform the acts required  for  the incorporation of the company.

Article 7 - This decree shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Curitiba, October 26, 1954; 133rd year of Independence, 66th year of the Republic.

Signed:    BENTO MUNHOZ DA ROCHA NETO

                 ANTÔNIO JOAQUIM DE OLIVEIRA PORTES

* Published in the Official Newspaper of October 27, 1954

Decree No. 37,399*

ABRIDGEMENT:  This decree grants COPEL authorization to operate as an electric power utility.

The President of the Republic, making use of the powers granted to him by article 87, paragraph 1, of the Constitution, and in accordance with the provisions of Decree No. 938, article 1, of December 8, 1938, and regarding the petition submitted by Companhia Paranaense de Energia Elétrica - COPEL, hereby decrees:

Article  1 - Authorization is  granted to  Companhia  Paranaense de Energia Elétrica - COPEL, with head office in Curitiba, Paraná, to operate as an electric power utility in accordance with the provisions of

Decree No. 938 of December 8, 1938, jointly with Decree-Law No. 2627 of September 26, 1940; COPEL shall be bound to meet all requirements of the Water Code (Decree No. 24643 of July 10, 1934), as well as subsequent laws and regulations, subject to rescission of this act.

Article  2 - This Decree shall come into effect on the date of its publication.

Article  3 - All provisions to the contrary are hereby revoked.

Rio de Janeiro, May 27, 1955; 134th year of Independence and 67th year of the Republic

Signed:    JOÃO CAFÉ FILHO

                 MUNHOZ DA ROCHA

*Published in the Official Newspaper No. 128 of June 4, 1955

Law Nº 7,227/79

ABRIDGMENT:  this law adds a paragraph to article 9 of Law nº 1,384 of November 10, 1953.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 - A paragraph shall be added to article 9 of Law n° 1,384, of November 10, 1953, as follows:

Sole paragraph – The company incorporated in compliance with the provisions in this article may also, by itself, through other public concessionaires in which it already holds shares, or concerns in which it may participate, provided the government is the major shareholder in any of them, pursue the objects of:

a) researching and studying, technically and economically, any sources of energy;

b) researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

c) studying, planning, designing, constructing, and operating dams and their reservoirs, as well as further undertakings for the multiple uses of water;

d) providing information and technical assistance services regarding the rational use of energy by business undertakings for implementing and developing economic activities deemed relevant to the development of the State.

Article 2 - This law shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Government Palace in Curitiba, October 22, 1979.

(a) NEY BRAGA

Governor of the State of Paraná

(a) EDSON NEVES GUIMARÃES

Finance Secretary of State

Law nº 11,740 - 19/06/1997*

ABRIDGMENT:  this law adds an item to the sole paragraph of article 9 of Law nº 1,384/53 with the object of setting down the activities in specific areas.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 - Item “e” shall be added to the sole paragraph of article 9 of Law n° 1,384, of November 10, 1953, with the object of:

"e)  setting down activities in the area of electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in sections “b” and “c” authorized to join consortia or concerns with private companies, holding either major or minor stakes in them.”

Article 2 - This law shall come into effect on the date of its publication, all provisions to the contrary being hereby revoked.

Government Palace in Curitiba, June 19, 1997.

(a) JAIME LERNER

Governor of the State of Paraná

(a) RAFAEL GRECA DE MACEDO

Chief of the Governor’s Staff

Published in the Official Newspaper nº 5027 of June 19, 1997

Law nº 14,286 - 09/02/2004*

ABRIDGMENT:  This law alters specific dispositions of Law nº 1,384, of November 10, 1953, and provides for further measures.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1:  Alters item “e” of the sole paragraph of article 9 of Law nº 1,384, of November 10, 1953, which had article 1, of Law nº 11,740, of June 19, 1997, added to it, and adds new paragraphs, renaming the current sole paragraph as paragraph first, as follows:

"Article 9: ..........

Sole Paragraph: ..........

e)                                                                                                                                              setting down activities in the area of electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in items “b” and “c” authorized to join consortia or concerns with private companies, holding either major or minor stakes in them, after due authorization of this Legislative Assembly and consideration of the general characteristics of the projects and their social and environmental impact.

§ 2. In order to make it possible for Copel to hold major stakes in partnerships already entered into, this company is hereby authorized to acquire stakes or shares of major stakeholders for the amount underwritten in the social contract registered in the Commercial Registry Office until February 27, 2003.

§ 3. Considering the proved valorization in the financial market of the stock mentioned in the previous paragraph, its acquisition shall be conditioned to prior authorization by law.

§ 4. In partnerships agreements for the creation of electric energy generation companies it is not allowed to insert a specific clause stating anticipated purchase of energy conditions by Copel.

§ 5. For the agreements still ruling for partnerships under study or in implementation, Copel shall provide, in 90 days, at a maximum, the revocation of any clause stating anticipated purchase of energy conditions.

§ 6. Copel shall annually send to the Legislative Assembly of the State of Paraná a detailed report of the financial and economic results.

Article 2 - This law shall come into effect on the date of its publication, revoking the provisions set forth in Law nº 11,740, of June 19, 1997.

Government Palace in Curitiba, February 9, 2004.

(a) ROBERTO REQUIÃO

Governor of the State of Paraná

(a) CAÍTO QUINTANA

Chief of the Governor’s Staff

Published in the Official Newspaper nº 6668, of February 13, 2004.

Law nº16,652 – 08/12/2010*

ABRIDGMENT:  this law alters the dispositions of Law nº 1,384, of November 11, 1953, as follows.

The Legislative Assembly of the State of Paraná hereby decrees and I sanction the following law:

Article 1 -. Alters item “e” of § 1 of article 9 of Law nº 1,384, of November 11, 1953, as follows:

“e) setting down activities in the area of power generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being for such aims and for the aims set forth in items “b” and “c” authorized to join, preferably, and by holding major stakes or through participation in the controlling group of consortia or concerns with private companies and pension funds and other private entities in bids for new concessions and/or in specific purpose companies already set up for the exploration of existing concessions with due consideration of their general characteristic projects and related social and environmental impacts.”

Article 2 - Item “f” of § 1º of article 9 of Law nº 1,384, of November 11, 1953, shall be included, as follows:

“f) the participation in the controlling group required in item “e” shall be compulsorily guaranteed in the establishment documents of the consortia or in the bylaws of the specific purpose companies, as it is the case.”

Article 3 - § 2-A in article 9 of Law nº 1,384, of November 11, 1953, shall be included, as follows:

“§ 2-A. In the cases of the consortia or companies mentioned in § 1º, item “e” of this article and established prior to the date of the publication of this alteration, Copel shall not be permitted to sell its stakes in them if such procedure leads to the company missing its major stakeholder condition.”

Article 4 - § 2º of article 9 of Law nº 1,384, of November 11, 1953, shall read as follows:

“§ 2. In order to make it possible for Copel to hold major stakes in partnerships already entered into, this company is hereby authorized to acquire stakes or shares of major stakeholders by the vote underwritten in the social contract registered in the Commercial Registry Office until February 20, 2003.

Article 5 - This law shall come into effect on the date of its publication. Government Palace in Curitiba, December 8, 2010.

(a) NELSON JUSTUS

Governor of the State of Paraná in Chief

(a) NEY CALDAS

Chief of the Governor’s Staff

Published in the Official Newspaper nº 8359, of December 8, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 11, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.